UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SAFENET, INC.
(Name of Subject Company)

SAFENET, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

78645R107
(CUSIP Number of Class of Securities)

Kevin Hicks
General Counsel and Secretary
SafeNet, Inc.
4690 Millennium Drive
Belcamp, Maryland 21017
(443) 327-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.  The name of the subject company is SafeNet, Inc., a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive office is 4690 Millennium Drive, Belcamp, Maryland 21017, (443) 327-1200.

Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Company’s common stock, par value $0.01 per share (the “Shares”). As of March 7, 2007, there were 21,072,626 Shares issued and outstanding and 4,535,533 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options.

Item 2.	Identity and Background of Filing Person.

Name and Address.  The Company is filing this Statement. The information about the Company’s address and telephone number above under Item 1 is incorporated herein by reference. The Company’s website address is www.safenet-inc.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer.  This Statement relates to the tender offer by Stealth Acquisition Corp., a Delaware corporation (“Offeror”), to purchase all of the outstanding Shares at a price of $28.75 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated March 12, 2007 (the “Offer to Purchase”), and the related letter of transmittal. The consideration offered per Share, together with all the terms and conditions of the Offeror’s tender offer, is referred to in this Statement as the “Tender Offer.” Offeror is a wholly owned subsidiary of Vector Stealth Holdings II, L.L.C., a Delaware limited liability company (“Parent”). Both Parent and Offeror are owned directly or indirectly by Vector Capital Partners III, L.L.C. (the “Sponsor”), a manager of private equity funds affiliated with Vector Capital (“Vector”).

The Tender Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 5, 2007, by and among the Company, Parent and Offeror (the “Merger Agreement”). Pursuant to the Merger Agreement, Offeror has agreed to, and Parent has agreed to cause Offeror to, make an offer to purchase all of the outstanding Shares at a price of $28.75 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Offeror’s obligation to purchase Shares tendered in the Tender Offer is subject to the valid tender of approximately 78% of the outstanding Shares (the “Minimum Condition”) or, in the event that the Company becomes current in its filings with the Securities and Exchange Commission (the “SEC”), a majority of the outstanding Shares (assuming the exercise of all options, rights and convertible securities, if any, with an exercise price of less than $28.75 per Share and the issuance of all Shares the Company is obligated to issue thereunder) being tendered, as well as other conditions described in Item 8(g) below. The Minimum Condition represents the minimum number of Shares that would be required to be tendered in order to enable Offeror, after exercising the “Top-Up Option” provided in the Merger Agreement, to complete a “short-form” Merger (described under Item 8(f)). The Minimum Condition equals one Share more than (1) the number of Shares outstanding immediately prior to the expiration of the Tender Offer less (2) 5,000,000 plus (3) one-tenth of the number of vested Company Stock Options outstanding immediately prior to the expiration of the Tender Offer with an exercise price less than $28.75. If the Tender Offer is completed, the Merger Agreement provides that, subject to the terms and conditions set forth therein, that Offeror will be merged with and into the Company with the Company continuing as the surviving corporation (the “Merger”). In the Merger, all remaining outstanding Shares will be cancelled and converted into the right to receive the same per Share consideration paid for Shares in the Tender Offer.

The initial expiration date for the Tender Offer is 12:00 Midnight, New York City time, on April 6, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. Also, the Merger Agreement provides that if the Tender Offer is completed but Offeror does not then own (in combination with the number of shares it may acquire from the Company pursuant to the Top-Up Option provided under the Merger Agreement) a sufficient number of Shares to effect a “short form” merger without a vote of the Company’s shareholders under Delaware’s short form merger statute, Offeror may offer a subsequent offering period of between three and 20 business days after completion of the Tender Offer. During the subsequent offering period, if any, Shares not tendered and purchased in the Tender Offer may be tendered to Offeror for the same consideration paid in the Tender Offer.

Additional information about the Tender Offer can be found in Item 3 and Item 7 of this Statement and in the Offer to Purchase.

The Company and Offeror have agreed to file their respective notification and report forms with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) by March 19, 2007.

The Sponsor formed Parent and Offeror for purposes of the transactions contemplated by the Merger Agreement, including the Tender Offer. The address of the principal executive office of Offeror is c/o Vector Capital, 456 Montgomery Street, 19th Floor, San Francisco, California 94104, and its telephone number is (415) 293-5000.

A copy of the Merger Agreement is attached hereto as Exhibit (e)(1) and is incorporated herein by reference in its entirety. A copy of the Offer to Purchase is attached hereto as Exhibit (a)(3). The terms and conditions of the Tender Offer, related procedures and withdrawal rights, and the description of the Merger Agreement and related documents described and contained in Sections 1, 2, 3, 4, 11 and 14 of the Offer to Purchase are incorporated by reference herein. The Form of Letter of Transmittal is attached hereto as Exhibit (a)(4) and is incorporated by reference in its entirety.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

(a) Agreements with Parent and Offeror.

The Merger Agreement.  The summary of the Merger Agreement and the descriptions of the terms and conditions of the Tender Offer and related procedures and withdrawal rights contained in Sections 1, 2, 3, 4, 10 and 13 of the Offer to Purchase, which is being filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Equity Commitment Letters.  An affiliate of the Sponsor and certain other investment funds, including an affiliate of Ziff Asset Management, L.P. (collectively, the “Investors”) have each committed to provide funds to Offeror on terms and subject to conditions set forth in an equity commitment letter dated as of the date of the Merger Agreement (collectively, the “Equity Commitment Letters”). In addition, an affiliate of the Sponsor and an affiliate of Ziff Asset Management, L.P. have each delivered standby equity commitment letters pursuant to which each has agreed to provide up to half of any additional funds to Offeror in the event that any other Investor does not fulfill its commitment under its respective Equity Commitment Letter (the “Standby Equity Commitment Letters”). The description of the Equity Commitment Letters and the Standby Equity Commitment Letters contained in Section 10 of the Offer to Purchase, which is being filed as an exhibit to the Schedule TO, is incorporated by reference herein. This summary of the Equity Commitment Letters does not purport to be complete.

The Debt Commitment Letter.  Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Citigroup Global Markets, Inc. have each committed to provide loans to Offeror on terms and subject to conditions set forth in a debt commitment letter dated as of the date of the Merger Agreement (the “Debt Commitment Letter”). The description of the Debt Commitment Letter contained in Section 10 of the Offer to Purchase, which is being filed as an exhibit to the Schedule TO, is incorporated by reference herein. This summary of the Debt Commitment Letter does not purport to be complete.

The Guarantees.  Concurrently with the execution of the Merger Agreement, each of the Investors has delivered to the Company a limited guarantee (each, a “Guarantee”) guaranteeing certain obligations of Parent and Offeror under the Merger Agreement, including a termination fee of $25.4 million that may become payable by Parent to the Company under certain circumstances, and an affiliate of the Sponsor and an affiliate of Ziff Asset Management, L.P. have each agreed to stand behind up to 50% of the aggregate guaranteed obligations in the event that any other Investor does not fulfill its commitment under its respective Guarantee. The description of the Guarantees contained in Section 13 of the Offer to Purchase, which is being filed as an exhibit to the Schedule TO, is incorporated by reference herein. This summary of the Guarantees does not purport to be complete and is qualified in its entirety by reference to the forms of Guarantees, which have been filed as Exhibits (e)(2) and (e)(3) hereto and incorporated herein by reference.

The Confidentiality Agreement.  The Company and an affiliate of the Sponsor entered into a confidentiality agreement, dated as of September 28, 2006 (the “Confidentiality Agreement”), in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and the affiliate of the Sponsor and agreed to certain “standstill” provisions for the protection of the Company. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Representation on the Company’s Board of Directors.  The Merger Agreement provides that upon the payment by Parent or Offeror for all Shares tendered pursuant to the Tender Offer which represent at least a majority of the Shares outstanding, and from time to time thereafter as Shares are acquired by Parent or Offeror, Parent will be entitled to designate a number of the Company’s directors equal to the percentage of Shares owned relative to the total number of outstanding Shares, rounded to the next whole number. However, until the Merger occurs, the Board will include at least two of the Company’s current directors who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (the “Independent Directors”). In addition, after Parent’s designees are elected or appointed to the Company’s board of directors and prior to the completion of the Merger, approval by a majority of the Independent Directors will be required to amend or terminate the Merger Agreement on behalf of the Company, exercise or waive any of the Company’s rights or remedies under the Merger Agreement, extend the time for performance of Parent or Offeror’s obligations under the Merger Agreement, or take any other action by the Company in connection with the Merger Agreement or transactions contemplated by the Merger Agreement required to be taken by the Board.

(b) Effects of the Tender Offer and the Merger under the Company’s Equity Compensation Plans and Agreements and Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Cash Consideration Payable Pursuant to the Tender Offer and the Merger Agreement.  If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Tender Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As of March 5, 2007, the Company’s directors and executive officers beneficially owned in the aggregate 529,453 Shares (excluding options to purchase Shares and unvested Shares of restricted stock). If the directors and executive officers were to tender all 529,453 Shares beneficially owned by them for purchase pursuant to the Tender Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $15,221,774 in cash.

Under the terms of the Merger Agreement, each option to purchase Shares granted under the employee and director stock plans of the Company, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will, upon completion of the Merger, be cancelled and the holder of such option, including each director and executive officer, will receive an amount in cash equal to the product of (x) the excess, if any, of $28.75 over the exercise price per Share of such option multiplied by (y) the total number of Shares subject to such option. As of March 7, 2007, the Company’s directors and executive officers held options to purchase 1,511,348 Shares in the aggregate, 1,108,733 of which were vested and exercisable as of that date, with exercise prices ranging from $6.13 to $43.63 and an aggregate weighted exercise price of $23.03 per Share. Of the unvested options, all 402,615, with a weighted average exercise price of $22.96 per Share, would vest automatically upon a change of control of the Company, which will occur upon the completion of the Merger.

Under the terms of the Merger Agreement, each restricted Share, including each such Share held by directors and executive officers, will vest in full upon completion of the Merger and be converted into the right to receive $28.75. As of March 7, 2007, there were no restricted Shares held by the Company’s directors and executive officers as a group.

Indemnification and Insurance.  The Merger Agreement contains provisions relating to indemnification of and insurance for the Company’s current or former directors, officers and employees. Parent and Offeror have agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees of the Company or its subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement will survive the Merger and continue in full force and effect. For a period of six (6) years from the earlier of the date on which Shares tendered in the Tender Offer are accepted for payment (the “Acceptance Date”) and the effective time of the Merger, Parent and the surviving corporation of the Merger will maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its subsidiaries’ certificates of incorporation and by-laws or similar organization documents in effect immediately prior to the earlier of the Acceptance Date and the effective time of the Merger or in any indemnification agreements of the Company or its subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the earlier of the Acceptance Date and the effective time of the Merger, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the earlier of the Acceptance Date and the effective time of the Merger were current or former directors, officers or employees of the Company or any of its subsidiaries. From and after the earlier of the Acceptance Date and the effective time of the Merger, Parent will assume and has agreed to cause the surviving corporation of the Merger and its subsidiaries to honor the foregoing obligations without limit as to time.

The parties have further agreed that for a period of six (6) years from and after the Acceptance Date, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries or provide alternative policies of at least the same coverage and amounts and containing terms and conditions that are no less favorable than such policy with respect to matters arising on or before the Acceptance Date, provided that Parent will not be required to pay annual premiums in excess of $2 million for such insurance. If the surviving corporation of the Merger purchases alternative polices and the same coverage costs more than $2 million, the surviving corporation will purchase the maximum amount of coverage that can be obtained for $2 million. The Company may, and at Parent’s request the Company will, purchase prior to the Acceptance Date, and, after the Acceptance Date, Parent may cause the Company to purchase, a six-year prepaid “tail” policy on terms and conditions, retentions and limits of liability no less favorable than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the earlier of the Acceptance Date and the effective time of the Merger, covering without limitation the transactions contemplated in the Merger Agreement so long as the cost of such tail policy does not exceed $2 million. If the amount paid for such tail policy exceeds $2 million, the Company or Parent, as the case may be, may purchase as much coverage as reasonably practicable for $2 million. If the Company obtains such a prepaid tail policy, Parent will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the surviving corporation of the Merger.

Parent has also agreed to pay all reasonable expenses, including reasonable attorneys’ fees that may be incurred by any indemnified party in enforcing the indemnification obligations under the Merger Agreement.

If Parent, the surviving corporation of the Merger or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation of the merger or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the surviving corporation of merger, as the case may be, assume the foregoing obligations.

Descriptions of these provisions are contained in Section 13 of the Offer to Purchase, which is incorporated herein by reference. Such description is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Employment Agreements.  The Company is party to an employment agreement with each of Messrs. Chris Fedde, Philip Saunders and Prakash Panjwani, under which the executive will receive two times the sum of his annual base salary and incentive compensation for the fiscal year in which the termination occurs if, within one year following a change of control, such as consummation of the Tender Offer, the Company terminates his employment without “cause” or he resigns for “good reason.” In addition, all of the executives’ stock options will vest and become exercisable upon a change of control, and if such change of control occurs by October 16, 2007, the executives will be entitled to a cash payment equal to their respective base salary for 2007, except for Mr. Saunders who will be entitled to a cash payment equal to his 2007 target annual cash compensation.

The Company is party to an employment agreement with Mr. John Frederick, under which Mr. Frederick will receive three times the sum of his annual base salary and incentive compensation for the fiscal year in which the termination occurs if, within two years following a change of control, such as consummation of the Tender Offer, the Company terminates his employment without “cause,” he resigns for “good reason” or he is not offered the position of Chief Financial Officer of the Company. In addition, if such change of control occurs by October 16, 2008, Mr. Frederick will be entitled to a cash payment equal to $150,000. The employment agreement requires that amounts payable upon a change of control under the agreement to Mr. Frederick will be placed in a rabbi trust.

The Company is party to an employment agreement with Mr. Shelley Harrison under which Mr. Harrison will receive three times his annual base salary if, within one year following a change of control, such as consummation of the Tender Offer, the Company terminates his employment without “cause” or he resigns for any reason. In addition, Mr. Harrison’s agreement provides for a cash payment to Mr. Harrison equal to his base salary for 2007 within 10 days of the Company’s execution of a definitive agreement, such as the Merger Agreement, that would result in a change of control.

The Company is party to an employment agreement with Mr. Kevin Hicks under which Mr. Hicks will receive one times his annual base salary and target bonus if, within one year following a change of control, such as consummation of the Tender Offer, the Company terminates his employment without “cause” or he resigns for “good reason.” In addition, Mr. Hicks is entitled to a bonus of $100,000 upon a change of control, such as consummation of the Tender Offer.

If any of the executives are subject to the so-called “golden parachute” excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company will pay the executive an additional amount to place him in the same after-tax position as if no excise tax had been imposed.

Additional Employment Arrangements.  At the request of Parent, subsequent to the execution of the Merger Agreement, Messrs. Fedde, Panjwani and Saunders agreed to continue their employment with the Company subject to and effective upon the closing of the Merger. That agreement is expected to be documented in written employment agreements to be entered into prior to the closing of the Tender Offer. Neither the entering into of the Merger Agreement nor the closing of the Tender Offer or the Merger was or is conditioned upon the entry by Messrs. Fedde, Panjwani and Saunders into such employment agreements.

Pursuant to the employment agreements to be entered into, Messrs. Fedde, Panjwani and Saunders will each receive an increase to their annual base salary and each executive will be eligible to earn a bonus in a target amount equal to a percentage of base salary, which may be increased or decreased based on meeting certain performance goals. Each executive will receive a grant of options or restricted stock, which will vest on customary terms over four years. The remainder will be performance based, and will vest based on the achievement of certain milestones. Each executive is expected to roll-over a portion of his existing equity in the Company into the surviving corporation of the Merger, in lieu of accepting the consideration for such equity. Each executive will receive certain benefits, including severance and vesting of equity awards, in the event he is terminated without cause and certain additional benefits if he is terminated without cause within six months following a change in control transaction (exclusive of the Tender Offer and the Merger). In the event the executive is terminated within six months following the Merger, he may elect to receive the severance benefits he would have been entitled to receive under his existing employment agreement with the Company as in effect prior to the Merger, rather than the benefits to be provided under his new agreement.

Other.  Although the Tender Offer and the Merger could result in current shareholders no longer having standing to pursue certain pending derivative actions, the Company intends to continue its efforts, through the special committee of the Board and the Personnel Committee, to reach agreement on any amounts to be repaid by individuals in connection with actual or potential claims arising out of the process of granting stock options and the accounting for and disclosure of such options. For additional background and information regarding the claims, please see the Company’s Proxy Statement on Schedule 14A, filed with the SEC on July 3, 2006, the Company’s Current Report on Form 8-K, filed with the SEC on June 28, 2006 and the Company’s Current Report on Form 8-K, filed with the SEC on October 20, 2006.

Item 4.	The Solicitation or Recommendation.

(a) Position of the Board of Directors.

Position of the Board.  The Board recommends that you accept the Tender Offer and tender your Shares into the Tender Offer. After careful consideration by the Board, including a thorough review of the Tender Offer with its outside legal and financial advisors and the Company’s senior management, the Board (i) determined that the Merger Agreement, the Tender Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, (ii) approved the Merger Agreement, the Tender Offer and the Merger, and (iii) determined to recommend that the Company’s shareholders accept the Tender Offer and tender their Shares in the Tender Offer. In particular, the Board believed that the Tender Offer offers premium value to the Company’s shareholders on an accelerated timetable, and is likely to be completed. The Tender Offer is subject only to specific and limited conditions, and is backed by committed financing.

Accordingly, your Board of Directors recommends that you accept the Tender Offer and tender your Shares into the Tender Offer.

(b)(1) Reasons for the Recommendation.

In reaching its determinations to approve the Merger Agreement and recommend that the Company’s shareholders accept the Tender Offer and tender their Shares into the Tender Offer, the Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following material factors and benefits of the Tender Offer, each of which the Board believed supported its determinations:

•	the thorough, five-month review conducted by the Company and the Board of the strategic options available to the Company, including remaining an independent company, pursuing various recapitalization and restructuring strategies, and/or divesting some or all of the Company’s business units; that as part of that review the Company had conducted a broad solicitation process, contacting approximately 45 potential strategic and financial buyers; that this process featured significant competitive interest in the Company, including submissions of indications of interest and bids at specific prices; and that the Merger Agreement (including the Tender Offer) was the most favorable proposal received by the Company, including as to price and certainty. The Board noted, based on conversations with potential buyers, that the fact that the Company is not current with its SEC filings and has not provided restated financial information for the 2000-2005 fiscal years or current information for fiscal 2006 appeared not to have been an important factor for those potential buyers that elected not to proceed to the final bid stage or to make a bid competitive with the proposal from the Sponsor that resulted in the Merger Agreement. This observation supported the Board’s determination that extending or delaying the strategic exploration process until the Company’s restatements are complete would not likely result in a more favorable proposal and would present additional risks including the possibility that further delay would jeopardize existing proposals and generate additional uncertainty that could have a disruptive effect on the Company;

•	the business, operations, properties and assets, financial condition, business strategy, and prospects of the Company (as well as the risks involved in achieving those prospects), the nature of the industries in which the Company competes, industry trends, and economic and market conditions, both on a historical and on a prospective basis;

•	the current and historical market prices of the Shares, and the fact that the $28.75 per Share consideration represents a premium of approximately 12% over the average closing share price during the 30 trading days ended March 2, 2007 and a 57% premium over its closing stock price on October 2, 2006, the last date before the Company commenced intensive efforts to explore its strategic alternatives;

•	information provided by Merrill Lynch concerning historical and recent public market trading activity in the Shares and public market valuation measures for the Shares and for the common stock of other publicly traded companies in the Company’s industry, which indicated that the $28.75 per share cash Tender Offer price represents a substantial premium to the Company’s valuation in the absence of an acquisition transaction or speculation concerning such a transaction;

•	the Board’s belief, based in part upon the financial valuation analyses of the Company and related presentations by management and Merrill Lynch & Co. (“Merrill Lynch”), that the transaction with the Sponsor is more favorable to the Company than the potential value that could be expected to be generated from the various other strategic alternatives available to the Company, including the alternatives of remaining independent and pursuing the current strategic plan, the sale or disposition of certain business units (which would likely have ultimately yielded less net value to shareholders due to a number of factors discussed below), and various recapitalization and restructuring strategies, taking into account the potential risks and uncertainties associated with those alternatives, as well as the potential material tax leakage associated with the various alternatives. In this connection, the Board also considered that any strategy involving the making of acquisitions by the Company would be hindered going forward by the restatement’s negative effect on the Company’s ability to finance potential transactions with either debt or equity and the Company’s repayment of the $250 million 2 1/2% Convertible Subordinated Notes Due 2010 and that selling or disposing of certain business units would be unlikely to maximize value for the Company and shareholders due to the associated material tax leakages, the lack of scale of the individual units, and the niche nature of the segments, among other factors;

•	information provided by Merrill Lynch concerning selected recent similar merger and acquisition transactions, as well as information provided by Merrill Lynch concerning the Company’s current trading multiples versus selected companies with comparable business, operations and financial characteristics. While none of the comparable companies reviewed by Merrill Lynch is identical to the Company (for a number of reasons, including the diverse nature of the Company’s business segments and specific markets served, the Company’s and its individual business segments’ lack of scale versus various broadly-defined competitors, and the Restatement and Related Matters referenced in the Merger Agreement), the comparables were deemed relevant to the Board’s analysis;

•	information provided by Merrill Lynch concerning the historical market prices and forward earnings per share trading multiples of the Company’s common stock, including the Company’s stock price performance relative to those of other industry participants and general market as well as comparable industry indices;

•	the risks associated with remaining independent including the potentially negative effects on the Company’s prospects of the ongoing governmental investigations and private-party law suits relating to the Company’s historical stock option accounting practices and certain other accounting practices, including continued investor uncertainty, the lack of a definitive date for the Company regaining current filer status with the SEC, the currently stayed NASDAQ delisting order, diversion of substantial management time and attention, ongoing accounting and legal costs and expenses, and the potential for material fines or judgments against the Company. The Board also considered the effect on the Company’s prospects of the risk that key executives would not remain with the Company if these accounting issues and related litigation and investigations were not resolved and that the Company had already lost certain senior executives, including its former CEO, who as of the date of the transaction had not been replaced;

•	the opinion received by the Board, dated March 5, 2007, of Merrill Lynch, the Company’s financial advisor, as to the fairness, from a financial point of view and as of such date, of the $28.75 per Share cash consideration to be received in the Tender Offer and the Merger, taken together, by holders of Shares, other than Parent and its affiliates. The full text of Merrill Lynch’s written opinion, dated March 5, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex I and filed as Exhibit (a)(5) hereto and is incorporated herein by reference. Merrill Lynch’s opinion was provided to the Board for its information in its evaluation of the $28.75 per Share cash consideration payable in the Tender Offer and the Merger, taken together, relates only to the fairness of such cash consideration from a financial point of view and does not address any other aspect of the

Tender Offer, the Merger or any related transaction. Merrill Lynch’s opinion also does not address the underlying business decision of the Company to enter into the Merger Agreement, the relative merits of the Tender Offer and the Merger as compared to any alternative business strategy that might exist for the Company or the effect of any other transaction in which the Company might engage. Merrill Lynch’s opinion is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender their Shares into the Tender Offer or as to any other actions to be taken by any shareholder in connection with the Tender Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety;

•	the opinion received by the Board, dated March 4, 2007, of Credit Suisse Securities (USA) LLC (“Credit Suisse”), as to the fairness, from a financial point of view as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations set forth in the opinion, of the $28.75 per Share cash consideration to be received in the Tender Offer and the Merger, taken together, by holders of Shares (other than Vector Capital, Parent, Offeror, and their respective affiliates). The full text of Credit Suisse’s written opinion, dated March 4, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex II and filed as Exhibit (a)(6) hereto and is incorporated herein by reference. Credit Suisse’s opinion was provided to the Board for its information in connection with its evaluation of the $28.75 per Share cash consideration payable in the Tender Offer and the Merger, taken together, and relates only to the fairness, from a financial point of view, of such cash consideration. Credit Suisse’s opinion does not address any other aspect of the Tender Offer and the Merger or any related transaction. The opinion also does not address the relative merits of the Tender Offer and the Merger as compared to alternative transactions or strategies that might be available with respect to the Company, nor does it address the Company’s underlying business decision to engage in the Tender Offer and the Merger. The opinion is not intended to, and does not, constitute a recommendation to any shareholder as to whether such shareholder should tender their Shares in the Tender Offer or as to any other actions to be taken by any shareholder in connection with the Tender Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety;

•	that the transaction is structured as a tender offer which can be completed, and cash consideration delivered to shareholders, on a shorter timetable than would have been the case with a one-step merger;

•	the fact that the consideration is all cash and will provide the Company’s shareholders the ability to realize immediate value for their investment;

•	the efforts made by the Board and its legal advisors to negotiate a merger agreement favorable to the Company and its shareholders and the financial and other terms and conditions of the Merger Agreement, including the facts that (1) neither the Tender Offer nor the Merger are subject to a financing condition, (2) the conditions to the Tender Offer are specific and limited, and not within the control or discretion of Parent or Offeror and, in the Board’s judgment, are likely to be satisfied, (3) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement in order to approve an alternative transaction proposed by a third party that is a “superior proposal” as defined in the Merger Agreement, upon the payment to Parent of a $22.2 million termination fee, and its belief that such termination fee was reasonable in the context of break-up fees that were payable in other transactions; and (4) the fact that Offeror is accepting risks underlying the Restatement and Related Matters (as defined in Item 8(d) below) and would assume all contingent liabilities which, while unknown, could be significant;

•	Parent’s obligation under the Merger Agreement to take all actions necessary to avoid or eliminate each and every impediment under any law that may be asserted by any governmental entity with respect to the Tender Offer and the Merger;

•	the likelihood that the Tender Offer and the Merger will be completed, including the Board’s belief that the specific and limited conditions to the Tender Offer and the Merger, including the Cash Condition described below, are likely to be satisfied;

•	the fact that Parent and Offeror have firmly committed financing from reputable financing sources for both the Tender Offer and the Merger, and the efforts that Parent is required to make under the Merger Agreement to obtain the proceeds of the financing on the terms and conditions described in the financing commitment letters; and

•	the fact that shareholders who do not tender their Shares pursuant to the Tender Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the Delaware General Corporations Law (“DGCL”), whether or not a shareholder vote is required to approve the Merger.

The Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Tender Offer, including the following:

•	the risk, which was judged to be small, that Parent will be unable to obtain the financing necessary to complete the transaction, including obtaining the debt financing proceeds from its lenders;

•	that the $28.75 per Share consideration represents a premium of only 1.6% over the closing price of the Shares on March 2, 2007, the last trading date before the announcement of the Merger Agreement;

•	that unless the Company becomes current in its SEC filings, the Tender Offer is conditioned upon there being tendered in the Tender Offer not less than approximately 78% of the currently outstanding Shares (the “Minimum Condition”), rather than a simple majority of the outstanding shares (assuming the exercise of all options, rights and convertible securities, if any, with an exercise price of less than $28.75 per Share and the issuance of all Shares the Company is obligated to issue thereunder). In this regard, the Company considered that the Sponsor stated that it would not have agreed to the transaction without this condition, which, with the associated Top-Up Option, would provide it with certainty that it could effectuate a short-form merger;

•	that the Tender Offer is conditioned upon the Company having not less than $60 million of cash on hand (less the amount of specified transaction fees and permitted litigation settlements paid prior to the expiration date of the Tender Offer) on the expiration date of the Tender Offer (the “Cash Condition”);

•	the risks and costs to the Company if the Tender Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on business and customer relationships;

•	the fact that the Company’s shareholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in the value of the Company;

•	the risk that Parent may terminate the Merger Agreement and not complete the Tender Offer in certain circumstances, including if there is a Company Material Adverse Effect (as defined in the Merger Agreement) on the Company’s business, results of operation or financial condition, if the Company’s level of cash on hand is below $60 million on the expiration date of the Tender Offer, or if we do not perform our obligations under the Merger Agreement in all material respects;

•	the fact that the all-cash consideration in the transaction would be taxable to the Company’s shareholders that are U.S. persons for U.S. federal income tax purposes; and

•	the fact that Parent and Offeror are newly formed entities with essentially no assets, and, accordingly, that the Company’s remedy in connection with a breach of the Merger Agreement by Parent or Offeror, even a breach that is deliberate or willful, is a $25.4 million payment (with respect to which the Company has received the Guarantees).

The foregoing discussion summarizes the material factors considered by the Board in its consideration of the Merger Agreement and the Tender Offer. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the Tender Offer substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board approved and recommended the Merger Agreement and the Tender Offer based upon the totality of the information presented to and considered by it.

For the reasons described here, and above under “Position of the Board,” the Board recommends that the Company’s shareholders accept the Tender Offer and tender their Shares into the Tender Offer.

(b)(2) Background.

The Company has historically reviewed its strategic alternatives on a continual basis and has maintained a standing committee of its board of directors, the strategy committee, comprised of Messrs. Harrison, Straub and Thaw, with respect to such matters. Through early 2006, the strategy committee’s particular focus was on identifying opportunities for potential acquisitions by the Company.

During the first half of 2006, the price of the Company’s common stock declined precipitously, from above $32 per share, to as low as approximately $15 per share. During this period, the Company disclosed, on March 13, 2006, that it had identified a material weakness in its internal controls. On May 18, 2006, the Company disclosed that it had received a subpoena from the U.S. Department of Justice and an inquiry from the Securities and Exchange Commission, each relating to the Company’s stock option grants as well as to related and unrelated accounting policies and practices. Around this time, the board authorized the strategy committee to consider the Company’s alternatives for raising shareholder value, to better understand the value of the Company and of its business units, and to take steps to ensure the Company would be prepared to respond to any unsolicited offers that might be received.

In May 2006, at the request of the strategy committee, Merrill Lynch met with several representatives of the Company to conduct due diligence. In June 2006, the strategy committee met with representatives of Merrill Lynch to discuss various strategic alternatives, including remaining as an independent public company, acquisitions by the Company, the sale or disposition of certain business units (which would have been subject to material tax leakage), various recapitalization strategies and the sale of the Company.

During the summer of 2006, the Company received several requests for meetings from parties interested in discussing an acquisition of the Company or one of its businesses, or a strategic transaction involving the Company. These interested parties included financial buyers as well as participants in the businesses in which the Company participates. Representatives of the Company entered into confidentiality agreements with two interested parties and attended meetings with several of these interested parties, but no substantive negotiations were had, nor substantive proposals made.

On September 25, 2006, the Board met, together with representatives of Merrill Lynch, the Company’s financial advisor, and a representative of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), which had been invited to act as special legal counsel for the Company in connection with merger and acquisition activity. At this meeting, Merrill Lynch updated the board on various strategic options and made a presentation concerning the Company and its alternatives including discussion as to anticipated interest with respect to potential bidders.

On September 28, 2006, one of the interested parties, a financial buyer (“Participant 1”), sent a letter to the Company proposing to acquire the Company at a price of $22 per share, in cash, a 27% premium to the Company’s then-current $17.39 share price.

On September 29, 2006, the Board met, together with outside legal counsel, to discuss the proposal from Participant 1 and the possibility of other proposals from other interested parties. Following discussion, the Board determined to commence a structured solicitation process, to be overseen by the strategy committee, to determine whether acquisition proposals higher than the $22.00 per Share price indicated by Participant 1 could be obtained. The Board directed the strategy committee to inform Participant 1 of the process and request that it participate. Shortly thereafter, Merrill Lynch was engaged to assist and advise the Company with respect to the solicitation process.

During the next several weeks, Merrill Lynch contacted, on behalf of the Company, approximately 31 potential financial buyers and 14 potential strategic buyers. Of the parties contacted, 17 ultimately executed confidentiality agreements and began conducting preliminary due diligence, including, in most cases, participating in meetings with management (with a representative of the strategy committee present) and receiving limited non-public information concerning the Company.

On October 16, 2006, the Company received a purported notice of acceleration from Citibank, N.A. Trustee, under the Indenture relating to the issuance of the Company’s $250 million 2 1/2% Convertible Subordinated Notes Due 2010 (the “Notes”) based on a purported default under the Indenture as a result of the Company not filing its Form 10-Q for the period ended June 30, 2006. On November 8, 2006 the Company repaid all principal and accrued and unpaid interest on the outstanding Notes which included $250 million in principal and approximately $2.5 million in accrued interest and $0.3 million in liquidated damages payable under the Indenture.

The strategy committee set November 15, 2006, as the deadline for submission of indications of interest. On that date, five parties, including one strategic buyer and four financial buyers, submitted indications of interest in acquiring the Company, one of which was an indication of interest in acquiring one of the Company’s business units. The indications of interest to acquire the Company contained offers ranging from $26.00 per share to $29.00 per share in cash. These five parties were invited to engage in more extensive due diligence, including access to an on-line “data room” and further meetings with management (with a representative of the strategy committee present). In late December, a second strategic buyer submitted an indication of interest offering to acquire the Company for $500-$550 million (or $23.58 to $27.12 per share) comprised of $150 million in stock and the remainder in cash. After discussion by the strategy committee, Merrill Lynch and Wachtell Lipton, this strategic buyer was also invited to engage in the additional diligence described above. Diligence continued through December and early January 2007.

Because the Company is not current in its required filings under the securities laws, and based upon conversations with several of the interested parties, the Company was concerned that some of the potential buyers might have difficulty arranging debt financing for an acquisition of the Company on terms that would allow the buyers to make their best possible offers. After internal discussions, Merrill Lynch concluded that it would be able and willing to offer financing, without any requirement for receipt of audited historical financial statements, to any potential buyer that would wish to accept it. In January, the strategy committee concluded that requesting Merrill Lynch to offer such financing to potential buyers would likely increase the buyers’ confidence and enable them to submit value-maximizing bids to the Company. Accordingly, the strategy committee authorized Merrill Lynch to make such financing available. The strategy committee also determined to retain an additional, independent financial advisor to evaluate and, if requested, render an opinion to the board as to the fairness, from a financial point of view, of the consideration in any transaction ultimately proposed as a result of the solicitation process. In February, the strategy committee selected Credit Suisse for this role.

In late-January, Merrill Lynch sent to the participants an instruction letter requesting final bids be submitted on Thursday, February 22, 2007, which was later followed by forms of proposed transaction agreement for the potential bidders’ review and comment.

On January 31, the Company was notified by the NASDAQ Stock Market Office of General Counsel that the NASDAQ Listing Qualifications Panel had, in light of the Company’s failure to regain current status as to its filings with the Securities and Exchange Commission, determined to delist the Company’s shares and would suspend trading of the shares on the Nasdaq Stock Market. In early February, the NASDAQ Listing and Hearing Review Council stayed the decision to suspend trading in the Company’s securities, pending further review.

On February 22, the Company received three bids: one from Vector, at $28.00 per share, one from Participant 1, at $27.00 per share, and a third from a strategic buyer proposing to acquire the Company’s classified government business for $165 million. Only Vector’s bid was accompanied by committed financing papers and a form of the proposed transaction agreement; the other two submitted only letters indicating a willingness to work quickly to reach a definitive transaction. Participant 1’s bid was conditioned on the delivery of audited financial statements for the 2004 and 2005 fiscal years. On Friday, February 23, 2007, the strategy committee and then the full board met, partly in person and partly by telephone, together with representatives of Wachtell Lipton, Merrill Lynch and Credit Suisse, to discuss the bids. Following a financial presentation by Merrill Lynch, a discussion by Wachtell Lipton of certain legal aspects of the bids, and extensive discussion among the directors, the Board directed Merrill Lynch to seek revised bids from Vector and Participant 1. The Board set the afternoon of Monday, February 26 as the deadline for revised bids. On Saturday, February 24, Vector sent to the board a letter proposing to acquire the Company at a price of $28.50 per share, but also containing some potentially unacceptable conditions, including that the transaction be conditioned upon the Company having a minimum of $84 million in cash on hand. The letter stated that the proposal would be withdrawn if the Company were not to agree by 2:00 p.m. on Sunday, February 25, to grant Vector an exclusive negotiating period through Friday, March 2.

On Sunday, February 25, the strategy committee met by telephone together with representatives of Wachtell Lipton, Merrill Lynch and Credit Suisse. After discussion, the strategy committee determined that Vector’s proposal was not sufficiently different from its February 22 proposal to warrant terminating the process prematurely and not waiting for the previously set deadline of Monday, February 26.

On Monday, February 26, Vector submitted a revised proposal at $28.50 per Share, together with a form of transaction agreement, financing commitments, and other supporting documentation. The revised proposal addressed certain infirmities with Vector’s previous proposals communicated by Wachtell Lipton to Vector’s outside legal counsel, but also continued to contain certain unacceptable conditions, including that the transaction be conditioned upon the Company having a minimum of $84 million in cash on hand. The letter also stated that the proposal would be withdrawn if the Company did not agree that day to grant Vector an exclusive negotiating period through Sunday, March 4.

Participant 1 resubmitted its offer of $27.00 per share and stated that if it were granted seven days of exclusivity, it would deliver a marked contract and debt and equity commitment letters within 24 hours. Participant 1’s offer remained contingent on delivery of 2004 and 2005 audited financial statements.

In the late afternoon of Monday, February 26, 2007, the board met by telephone together with its outside financial and legal advisors. Merrill Lynch and Wachtell Lipton updated the directors on the status of discussions with each of the interested parties, and discussed various aspects of the Vector proposal, including the resolution of some previously identified infirmities, as well as the presence of certain unacceptable terms. After discussion, the board directed Merrill Lynch to contact Vector to determine whether Vector would remove the minimum cash condition or pay a higher price. Merrill Lynch then contacted Vector. When the board reconvened, Merrill Lynch reported that Vector had agreed to increase its proposed purchase price to $28.75 per share, conditioned upon a minimum cash requirement of $60 million, less any transaction costs and amounts paid to settle certain lawsuits or governmental investigations pending against the Company. Following further discussion, the board determined to pursue the Vector proposal and authorized the execution of a letter agreement providing for an exclusive negotiation period with Vector through Sunday, March 4, 2007.

Over the next five days, Vector conducted further due diligence, including calls to select customers of the Company, and the parties negotiated the final terms of the definitive transaction agreements.

On Sunday, March 4, 2007, the board met in person, with some directors participating by telephone, together with the Company’s financial and legal advisors. Merrill Lynch and Credit Suisse each made financial presentations to the Board concerning the proposed transaction. Wachtell Lipton again reviewed with the Board its fiduciary obligations, summarized the material terms of the proposed merger agreement, and described the resolution of key open issues during the course of negotiations with Vector, and identified one important remaining point. A representative of Merrill Lynch then rendered orally to the Board Merrill Lynch’s opinion, to the effect that, as of March 4, 2007, and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken as set forth in the opinion, the $28.75 per Share cash consideration to be received by holders of Shares in the transaction was fair, from a financial point of view, to such holders, other than the Parent and its affiliates. Based upon and subject to the same assumptions, on and as of March 5, 2007, Merrill Lynch rendered the same opinion in writing. Also at this meeting, Credit Suisse rendered orally to the Board its opinion (which was confirmed by delivery of a written opinion, dated March 4, 2007) to the effect that, as of March 4, 2007 and based upon and subject to the matters described in its opinion, the $28.75 per Share cash consideration to be received in the Tender Offer and the Merger, taken together, by holders of Shares (other than Vector Capital, Parent, Offeror and their respective affiliates) was fair, from a financial point of view, to such holders. The directors also discussed the Company’s current performance and long-term prospects among themselves and with members of management. After further extensive discussion, including as to the matters discussed below under “Reasons for the Recommendation,” the board, by unanimous vote of all of its members, approved the merger agreement and made the other determinations and recommendations referred to under “Position of the Board,” but with such approvals and determinations to be subject to satisfactory resolution of the remaining items to be negotiated with Vector. The board determined to reconvene the next day if any of the open items were not satisfactorily resolved.

Over the next 24 hours, Vector and its representatives worked with the Company and its representatives to finalize the transaction documents and resolve the remaining items. At noon on Monday, March 5, the board reconvened. Wachtell Lipton informed the board that all open items had been resolved, except one, as to which Wachtell Lipton and Merrill Lynch described the resolution proposed by Vector. After discussion, the board determined that the proposed resolution was satisfactory and within the range of acceptable resolutions discussed.

Shortly thereafter, the parties executed the merger agreement and issued a press release announcing the transaction.

(c) Intent to Tender.

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, and affiliates intend to tender for purchase pursuant to the Tender Offer all Shares owned of record or beneficially owned, other than Shares subject to options and restricted Shares.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company has retained MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist it in connection with communications with its shareholders with respect to the Tender Offer, to monitor trading activity in the Shares and to identify investors holding noteworthy positions in street name. The Company has agreed to pay customary compensation for such services and to reimburse MacKenzie Partners for its out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify MacKenzie Partners against certain liabilities arising out of or in connection with its engagement.

The Company has retained Sard Verbinnen & Co. LLC (“Sard Verbinnen”) as its public relations advisor in connection with the Tender Offer. The Company has agreed to pay customary compensation for such services and to reimburse Sard Verbinnen for its out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify Sard Verbinnen against certain liabilities arising out of or in connection with its engagement.

Merrill Lynch was retained by the Company to act as financial advisor in connection with the Board’s evaluation of several possible strategic alternatives. In connection with such assignment, Merrill Lynch is advising the Board with respect to the Tender Offer. Pursuant to an engagement letter dated October 2, 2006, the Company is obligated to pay Merrill Lynch a fee of approximately $7.9 million (calculated as 1.25% of the aggregate purchase price of $28.75 per Share) for its services, contingent upon a sale of the Company, including the consummation of the Tender Offer. The Company has also agreed to reimburse Merrill Lynch for its expenses incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Merrill Lynch and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In addition, the Company agreed that Merrill Lynch could assist potential purchasers in obtaining funds through a debt or equity financing necessary to complete the Tender Offer, for which Merrill Lynch would have received additional compensation and for which the Company agreed to pay Merrill Lynch for its reasonable expenses incurred in connection therewith. Merrill Lynch, in the past, has provided financial advisory and financing services to the Company and an affiliate of Parent and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, Merrill Lynch may actively trade the Shares, as well as securities of affiliates of private investment firms whose affiliates are security holders of Parent, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Credit Suisse was retained by the Board to provide an opinion to the Board with respect to the consideration provided for in the Tender Offer and the Merger. The Company has agreed to pay Credit Suisse $1.0 million for its services, which was payable upon the delivery of Credit Suisse’s opinion regardless of the conclusion reached in the opinion. The Company also has agreed to reimburse Credit Suisse for its expenses incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Credit Suisse and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. From time to time, Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to the Company, Vector, certain affiliates of Vector and certain other entities that may be involved in the Tender Offer and the Merger, for which services Credit Suisse and its affiliates have received, and expect to receive, compensation. In addition, Credit Suisse and certain of its affiliates and certain of their respective employees and certain private investment funds affiliated or associated with Credit Suisse and its affiliates have invested in Vector and certain of its affiliates and may have investments in certain other entities that may be involved in the Tender Offer and the Merger. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Vector, Parent and their respective affiliates and any other entities that may be involved in the Tender Offer and the Merger, as well as provide investment banking and other financial services to such companies.

Except as otherwise noted in this Item 5, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Tender Offer or the Merger, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interests in Securities of the Company.

No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, other than a charitable contribution by Mr. Straub of 3,000 Shares on January 23, 2007.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not undertaking or engaged in negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth in this Statement or the Offer to Purchase, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Tender Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8.	Additional Information to be Furnished.

(a) Anti-Takeover Statutes and Provisions.  As a Delaware corporation, and because it has not opted out of the provision, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement, Tender Offer and the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203, if applicable, are inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

In addition, the Board resolved that to the fullest extent of its power and authority and to the extent permitted by law, neither the Tender Offer nor the Merger nor any of the other transactions contemplated by the Merger Agreement will be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement and any of the transactions contemplated thereby, including the Tender Offer and the Merger.

(b) Appraisal Rights.  If the Merger is consummated, holders of Shares who have not tendered their Shares in the Tender Offer or voted in favor of the Merger (if a vote of shareholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”).

In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Tender Offer and the Merger.

Parent may cause the surviving corporation in the Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Tender Offer and the Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a number of Shares exceeding the Minimum Condition are tendered in the Tender Offer and the Merger proceeds, then the applicable provisions of the DGCL will be provided to holders of Shares who did not tender shares into the Tender Offer. Holders of Shares who tender Shares in the Tender Offer or who vote in favor of the Merger will not have appraisal rights.

Failure to strictly follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights.

(c) Certain Litigation.  Subsequent to the announcement of the Merger Agreement, on March 7, 2007, Globis Capital Partners, LP filed a complaint (the “Globis Complaint”) captioned Globis Capital Partners, LP v. Safenet, Inc. et al., Case No. 2772-N, in the Court of Chancery of the State of Delaware. The Globis Complaint purports to bring claims as a class action on behalf of shareholders of the Company, excluding the defendants and their affiliates, and names as defendants the Company, its directors, Vector Capital, Parent and the Offeror. The Globis Complaint alleges that the director defendants breached their fiduciary duties in connection with the Company’s entry into the Merger Agreement, and seeks relief including, among other things, preliminary and permanent injunctions prohibiting consummation of the Tender Offer and the Merger, granting rescissory damages if appropriate, and an accounting for damages and profits. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(7), which is incorporated herein by reference.

On March 8, 2007, Joseph Caterello filed a complaint (the “Caterello Complaint”) captioned Joseph Caterello v. Walter W. Straub et al., Case No. 12-C-07-708, in the Circuit Court for Harford County, Maryland.

The Caterello Complaint alleges that the plaintiff has brought the action as a class action on behalf of all owners of Shares, and names as defendants the directors of the Company. The Caterello Complaint alleges that the director defendants, among other things, breached their fiduciary duties in connection with the Company’s entry into the Merger Agreement, and seeks relief including, among other things, enjoining the commencement of the Tender Offer and rescission. On March 8, Plaintiff Caterello moved for a temporary restraining order enjoining the defendants from proceeding with the Tender Offer. Plaintiffs’ counsel appeared before the Court and have informed defendants’ counsel that the motion was denied. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(8), which is incorporated herein by reference.

On March 9, Plymouth County Retirement System filed a complaint (the “Plymouth Complaint”) captioned Plymouth County Retirement System v. Safenet Incorporated et al., Case No. 2782-N, in the Court of Chancery of the State of Delaware. The Plymouth Complaint purports to bring claims as a class action on behalf of shareholders of the Company, excluding the defendants and their affiliates, and names as defendants the Company, its directors, Vector Capital Corporation, Parent and the Offeror. The Plymouth Complaint alleges that the director defendants breached their fiduciary duties in connection with the Company’s entry into the Merger Agreement, that Vector Capital Corporation aided and abetted the breaches of fiduciary duties, and seeks relief including, among other things, enjoining the Tender Offer and Merger and, if consummated, rescinding the Tender Offer and Merger. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(9), which is incorporated herein by reference.

The Company believes that each of these lawsuits is without merit and intends to defend these actions vigorously.

(d) Certain Preliminary Financial Statements.  In connection with the due diligence review of the Company by the Sponsor, the Company provided to the Sponsor and to other potential buyers certain non-public preliminary financial statements, including preliminary unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its consolidated subsidiaries for and as at the fiscal year ended December 31, 2006, and the fiscal quarters ended March 31, June 30, September 30 and December 31, 2006. These preliminary financial statements are set forth below.

The preliminary financial statements were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants. The preliminary financial statements do not comply with generally accepted accounting principles. The summary of these preliminary financial statements is not being included in this Statement to influence your decision whether to tender your shares in the Tender Offer, but because these preliminary financial statements were made available by the Company to the Sponsor and other potential buyers.

The preliminary statements do not include any information or notes required to be included in interim financial statements, and in the case of the quarterly preliminary statements are subject to normal year-end adjustments. The review of the preliminary statements by the Company’s independent accounting firm as required by Standards No. 100 has not been completed. In addition, information described in Item 303 or Item 305 of Regulation S-K with respect to quarterly periods to the extent such information would otherwise be required to be filed in a Quarterly Report on Form 10-Q has not been included. Furthermore, the preliminary statements are subject to the effects of the certain Restatement and Related Matters (defined below) and are subject to other matters that may arise in the course of the Company’s accounting review. The preliminary statements have not been audited and are therefore subject to revision, which might be material. There can be no assurance that this information will be consistent with final audited information, which may vary materially from the information below.

“Restatement and Related Matters” refers to (i) actions, claims, audits, arbitrations, mediations, investigations, suits, litigation, proceedings (public or private), criminal prosecutions, SEC “Wells” processes or investigations by or before any person, governmental entity or any national securities exchange (including the NASDAQ) (in each case whether threatened, pending or otherwise), (ii) penalties, sanctions, fines, remedies, injunctive relief, remediation, delisting from any national securities exchange (including the NASDAQ), or any other civil or criminal sanction (in each case whether threatened, pending, deferred or otherwise, and whether financial or otherwise), or (iii) facts, circumstances, changes, effects, outcomes, results, occurrences and eventualities (whether or not known, contemplated or foreseeable, and whether financial or otherwise), in each case with respect to

(i) through (iii), resulting from, relating to or arising out of: (1) (A) the Company’s pending restatement of its historical consolidated financial statements for the fiscal years ended December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000 or the Company’s pending restatement of the unaudited financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, or (B) the Company’s failure to file in a timely manner its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2006 and its Annual Report on Form 10-K for the year 2006, but only, in the case of clause (1), to the extent resulting from or relating to the matters referred to in clauses (2) or (3) below; (2) the Company’s historical stock-based compensation practices to the extent both (I) resulting from or relating to (x) the extent to which compensation, tax, disclosure, accounting and grant practices complied with generally accepted accounting principles, applicable law, applicable stock option plans, or the Code, or (y) issues concerning selecting, documenting, accounting for, recording of and disclosing grant and measurement dates, stock option expenses, and any other related items thereto and (II) materially consistent with (A) the Company’s public statements and with its filings with and submissions and statements to the SEC disclosed to Parent prior to the date of the Merger Agreement or (B) certain information provided to Parent or its affiliates and representatives during due diligence; or (3) additional adjustments related to: (x) the Company’s historical stock-based compensation practices, including without limitation (a) the extent to which compensation, tax, disclosure, accounting and grant practices complied with generally accepted accounting principles, applicable law, applicable stock option plans, or the Code and (b) issues concerning selecting, documenting, accounting for, recording of and disclosing grant and measurement dates, stock option expenses, and any other related items thereto; (y) revenue recognition issues concerning the treatment of non-recurring engineering revenue where there is an undelivered element, timing of software license revenue recognized upon entering into the arrangement where the license includes maintenance, revenue recognized pursuant to a license agreement with a party whom the Company also has a development arrangement where fair value of elements to the arrangement could not be reasonably determined, funded research and development payments received reflected as revenue on a milestone basis and when to recognize revenue for a contract under which product was shipped in 2006; and (z) certain other actual or potential adjustments.

The preliminary financial statements do not include the impact of previously disclosed restatements and the Company’s review is continuing. The preliminary financial statements do not contain all of the disclosures that would otherwise be required under generally accepted accounting principles. The tax accrual is preliminary and will change. In addition, the amounts in the preliminary financial statements are based on a preliminary close and will change. Moreover, the preliminary financial statements assume approximately $7 million of revenue and associated costs in the fourth quarter of 2006 related to one contract but the Company has determined, subsequent to March 5, 2007, that a substantial portion of that revenue will be recognized in periods subsequent to 2006 over the balance of the contract. The receivables associated with this revenue have largely been collected as of January 2007 (the “Contract Adjustment”).

None of the Company, the Sponsor or their respective affiliates, advisors or representatives can give you any assurance that the final financial statements will not differ from these preliminary financial statements. None of the Company, Offeror, Parent or their respective affiliates (including the Sponsor) or any other person undertakes any obligation to update or otherwise reconcile or revise this information to reflect circumstances after the date this information was generated or to reflect the occurrence of future events that may result in this information being in error.

Preliminary 2006 Unaudited Financial Information:

INCOME STATEMENT*

	1Q06	2Q06	3Q06	4Q06	2006
	(Dollars in Millions)
Sales	$63.5	$69.5	$76.8	$85.5	$295.2
Cash Cost of Goods Sold, Recurring	$(30.3)	$(32.7)	$(36.0)	$(38.6)	$(137.7)
Non-Cash and One-time Cost of Goods Sold(1)	(3.5)	(3.4)	(5.1)	(3.3)	(15.3)

Cost of Goods Sold	$(33.8)	$(36.1)	$(41.1)	$(42.0)	$(153.0)

Gross Profit	$29.6	$33.4	$35.7	$43.5	$142.2
Research & Development	$(8.0)	$(9.3)	$(9.1)	$(9.7)	$(36.2)
Sales & Marketing	(12.7)	(11.5)	(12.4)	(12.3)	(48.9)
General & Administrative, Recurring	(6.9)	(7.1)	(6.4)	(7.5)	(27.9)
Additional G&A Spend/Savings(2)	(1.1)	(2.4)	(7.6)	(7.4)	(18.5)
Additional Operating Expenses Items(3)	(6.0)	(6.1)	(5.1)	(3.2)	(20.3)

Total Operating Expenses	$(34.7)	$(36.4)	$(40.6)	$(40.1)	$(151.8)

EBIT	$(5.1)	$(3.0)	$(4.9)	$3.4	$(9.6)

Interest Income/(Expense), Net	$1.5	$1.1	$1.4	$(4.8)	$(0.8)

Pre-tax Income	$(3.6)	$(1.9)	$(3.5)	$(1.4)	$(10.4)
Taxes	1.2	0.6	0.4	(5.9)	(3.7)

Net Income	$(2.4)	$(1.3)	$(3.2)	$(7.3)	$(14.1)

Diluted Shares Outstanding	23.990	23.610	21.156	21.156	21.156
EPS	$(0.10)	$(0.05)	$(0.15)	$(0.34)	$(0.67)
EBIT	$(5.1)	$(3.0)	$(4.9)	$3.4	$(9.6)
Depreciation	1.5	1.6	1.6	1.7	6.4
Amort. of Acq. Intangibles — Cost of Goods
Sold	3.4	3.3	3.3	3.3	13.1
Amort. of Acq. Intangibles	2.0	1.6	1.6	1.6	6.7

EBITDA(4)	$1.8	$3.4	$1.5	$9.9	$16.6

*	These statements are subject to the qualifications discussed above, and do not include the Contract Adjustment.

(1)	Non-Cash and One-time Cost of Goods Sold is primarily amortization of acquired intangibles.

(2)	Additional G&A is comprised of $12.8 million in costs related to the Restatement and Related Matters and the remainder is miscellaneous items.

(3)	Additional Operating Expense is predominantly comprised of stock based compensation, amortization of acquired intangibles, and acquisition integration-related costs.

(4)	EBITDA includes charges related to stock based compensation, costs related to the Restatement and Related Matters and other miscellaneous one-time costs of $10.6, $12.8 and $11.0 million, respectively, in 2006.

BALANCE SHEET*

	1Q06	2Q06	3Q06	4Q06	2006
	(Dollars in Millions)

Balance Sheet:
Cash	$68.1	$54.3	$59.7	$84.5	$84.5
Cash Equivalents	286.1	275.3	268.8	0.0	0.0
Accounts Receivable	54.9	43.8	43.5	58.0	58.0
Inventory	24.4	28.3	26.6	21.6	21.6
Unbilled Costs and Fees	3.7	3.6	1.9	2.4	2.4
Deferred Tax Asset	9.6	9.6	9.6	9.6	9.6
Other Current Assets	6.2	6.9	13.3	7.5	7.5

Total Current Assets	$453.1	$421.7	$423.3	$183.5	$183.5
PP&E	19.3	19.2	18.6	18.9	18.9
Computer Software Development	4.5	4.6	4.4	4.2	4.2
Goodwill	339.7	340.9	341.1	342.9	342.9
Intangible Assets	127.0	122.3	117.5	112.8	112.8
Other Assets	7.9	7.8	2.4	4.3	4.3

Total Assets	$951.5	$916.5	$907.3	$666.6	$666.6

Accounts Payable	$18.1	$13.2	$14.0	$17.7	$17.7
Accrued Expenses	37.5	40.5	47.3	52.5	52.5
Deferred Revenue	14.1	12.6	12.8	16.1	16.1

Total Current Liabilities	$69.8	$66.4	$74.1	$86.2	$86.2
Deferred Tax Liability	41.4	39.2	36.7	36.7	36.7
Long-Term Debt	250.0	250.0	250.0	0.0	0.0
Other	5.7	6.0	5.5	5.4	5.4

Total Liabilities	$366.9	$361.6	$366.3	$128.3	$128.3
Total Stockholders’ Equity	$584.6	$554.9	$541.0	$538.2	$538.2

Total Liabilities and Equity	$951.5	$916.5	$907.3	$666.6	$666.6

*	These statements are subject to the qualifications discussed above, and do not include the Contract Adjustment.

CASH FLOW STATEMENT*

	1Q06	2Q06	3Q06	4Q06	2006
	(Dollars in Millions)
Cash Flow Statement
Net Income	$(2.4)	$(1.3)	$(3.2)	$(7.3)	$(14.1)
Write-off of In-Process R&D	—	—	—	—	—
Depr. & Amort PP&E	1.5	1.6	1.5	1.6	6.2
Amort. of Comp. Soft. Develop. Costs	0.2	0.2	0.3	0.2	0.8
Amort of Other Intang. Assets	5.3	4.8	4.8	4.9	19.8
Stock Compensation Expense	2.1	3.4	3.5	1.6	10.5
Amortization of Debt Issuance Costs	0.3	0.3	0.3	5.1	6.0
Inc. Tax Ben. Related to Stk. Opt. Exer.	—	—	—	—	—
Other Non-Cash Items	—	—	—	—	—
Restructuring Charge	0.0	0.6	—	—	0.6
Deferred Income Taxes	(2.2)	(2.2)	(2.6)	3.5	(3.4)
Loss on Retirement of PP&E	0.2	0.0	—	—	0.2
Amort. of Unfavorable Lease Liab.	(0.2)	(0.4)	(0.4)	(0.3)	(1.3)
Changes Working Capital	9.2	4.2	4.5	8.1	25.9

Net Cash Provided by Operating Activities	$13.9	$11.3	$8.8	$17.3	$51.3

Sale/(Purchase) of Trading Sec., Net	$(7.6)	$10.5	$7.1	$268.8	$278.8
Purchases of PP&E	(3.0)	(1.5)	(0.8)	(1.8)	(7.1)
Proceeds from Retirement of PP&E	—	—	—	—	—
Expend. for Comp. Soft. Develop.	—	(0.2)	(0.1)	(0.1)	(0.4)
Cash Paid Upon Acquisitions	(0.0)	(0.5)	(0.0)	—	(0.5)
Change in Other Assets	(1.1)	(0.2)	5.0	(7.0)	(3.4)

Net Cash Provided by Investing Activities	$(11.7)	$8.1	$11.2	$259.9	$267.4

Payment of Capital Lease	—	—	—	—	—
Proceeds from Stk. Opt. Exer. and Iss.	2.7	0.6	1.0	0.6	4.8
Proc. from/(Pay. of Debt), Net of Costs	—	—	—	(250.0)	(250.0)
Repurchase of Company Stock	—	(34.3)	(15.6)	—	(49.9)
Other Financing Cash Flows	—	—	—	(3.2)	(3.2)

Net Cash Provided by Financing Activities	$2.7	$(33.7)	$(14.7)	$(252.6)	$(298.4)

Effect of Exchange Rate Changes on Cash	$(0.7)	$0.6	$0.2	$0.2	$0.3

Net Increase in Cash and Cash Equivalents	$4.2	$(13.8)	$5.4	$24.8	$20.6
Cash and Cash Eq. at Beginning of Period	63.9	68.1	54.3	59.7	63.9

Cash and Cash Eq. at End of Period	$68.1	$54.3	$59.7	$84.5	$84.5

* These statements are subject to the qualifications discussed above and do not include the Contract Adjustment.

(e) Certain Projections.  The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by the Sponsor, the Company provided to the Sponsor and to other potential buyers non-public internal financial forecasts regarding its anticipated future operations for the 2007 and 2008 fiscal years. A summary of these internal financial forecasts is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Statement to influence your decision whether to tender your shares in the Tender Offer, but because these internal financial forecasts were made available by the Company to the Sponsor and to other potential buyers.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the failure to develop competitive products; factors affecting pricing; fluctuations in demand; whether and when necessary certifications are obtained for certain products intended for government customers; reductions in customer budgets, including government customers; the failure to retain key management and technical personnel of the Company; adverse reactions to the Tender Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2005. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Statement should not be regarded as an indication that any of the Company, the Sponsor or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, the Sponsor or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, the Sponsor, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to the Sponsor, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Company Projected Financial Information

PROJECTED INCOME STATEMENT*

SafeNet, Inc. Management Base Case Projections

	FY2007E	FY2008E	FY2009E
Revenue	$330.0	$358.1	$384.9
Gross Profit	$176.7	$191.7	$206.0
Operating Expenditures(1)	$118.9	$129.1	$138.7
Adjusted EBITDA(2)	$64.7	$70.1	$75.4
EPS(1)	$1.79	—	—

SafeNet, Inc. Management Growth Case Projections

	FY2007E	FY2008E	FY2009E
Revenue	$330.0	$375.6	$434.0
Gross Profit	$176.7	$206.2	$237.3
Operating Expenditures(1)	$118.9	$126.0	$136.0
Adjusted EBITDA(2)	$64.7	$87.7	$109.5
EPS(1)	$1.79	—	—

*	These statements are subject to the qualifications discussed above, and do not include the Contract Adjustment.

(1)	The results do not include charges related to stock based compensation, costs related to the Restatement and Related Matters and amortization of intangibles and other miscellaneous one-time costs, which were $10.6, $12.8, $19.8 and $11.0 million, respectively, in 2006.

(2)	The results do not include charges related to stock based compensation, costs related to the Restatement and Related Matters and other miscellaneous one-time costs, which were $10.6, $12.8 and $11.0 million, respectively, in 2006.

(f) Short-Form Merger Provisions.  Under Section 253 of the DGCL (“Section 253”), if a person acquires at least 90% of the outstanding shares of a corporation, such person can cause a merger to occur between such person and such corporation without a meeting of the corporation’s stockholders. Pursuant to the Merger Agreement, if all conditions to the Merger have been satisfied and a short form merger is available pursuant to Section 253, the parties will cause the Merger to occur pursuant to Section 253 without a meeting of the Company’s stockholders.

Under the Merger Agreement, the Company has granted Offeror an irrevocable option (the “Top-Up Option”) to purchase up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by Parent or Offeror at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that will be outstanding immediately after the exercise of the Top-Up Option (the “Top-Up Option Shares”), provided that the Top-Up Option shall not be exercisable for a number of Shares in excess of the Company’s then authorized but unissued Shares (less the number of such Shares reserved for issuance in respect of vested Company Stock Options outstanding immediately prior to the expiration of the Tender Offer with an exercise price less than $28.75). Offeror is required to exercise the Top-Up Option so long as the exercise of the Top-Up Option would, after the issuance of Shares thereunder, be sufficient to allow Parent to effect a short-form merger. The purchase price for the Top-Up Option Shares shall be equal to $28.75, which price shall be payable in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by the issuance of a full recourse note with a principal amount equal to the remainder of the exercise price. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Section 253 at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Offeror’s ownership of a majority of the Shares following completion of the Offer.

The summary of the Top-Up Option contained in Section 13 of the Offer to Purchase, which is being filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

(g) Conditions to the Tender Offer.  Following is a summary of the conditions to the Tender Offer:

Notwithstanding any other provision of the Tender Offer, Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Offeror’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Tender Offer), pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered Shares if:

•	the minimum condition of a number of Shares being tendered representing one share more than (1) the number of Shares outstanding immediately prior to the expiration of the Tender Offer less (2) 5,000,000 plus (3) one-tenth of the number of vested Company stock options outstanding immediately prior to the expiration of the Offer with an exercise price less than $28.75 (approximately 78% of the outstanding Shares) is not met (the “Minimum Condition”) (provided, however, that if the Company becomes current in its Exchange Act filings including filing all audited and unaudited financial statements for the periods with respect to which audit opinions have been withdrawn or with respect to which the Company has announced they cannot be relied upon, as well as all audited and unaudited financial statements for all periods for which they have not been filed and/or for which they are due, in each case which financial statements are prepared in accordance with generally accepted accounting principles, then the Minimum Condition shall be reduced to a majority of the number of Shares outstanding assuming the full exercise of all options, rights and convertible securities with an exercise price of less than the Offer Price and the issuance of all Shares the Company is obligated to issue thereunder);

•	any applicable waiting period under the HSR Act shall not have expired or been earlier terminated;

•	at any time after the date of the Merger Agreement and before the expiration of the Tender Offer, any of the following events shall occur and be continuing:

•	a governmental entity of competent jurisdiction shall have enacted, issued or entered any law (including any restraining order, preliminary or permanent injunction or similar order or legal restraint or prohibition) which remains in effect, or there shall be pending any action, suit or proceeding brought by any governmental entity against Parent, Offeror or the Company, seeking to prohibit or make illegal the acceptance for payment of or payment for Shares or the consummation of the Tender Offer or the Merger;

•	(i) any of the representations and warranties of the Company relating to absence of changes since June 30, 2006, shall not be true and correct as of the date of the Merger Agreement and as of the expiration of the Tender Offer as though made on and as of such date, (ii) any of the representations and warranties of the Company relating to capitalization, the applicability of takeover laws and other anti-takeover provisions, the receipt of the opinions of its financial advisors, the vote required to approve the Merger Agreement and the transactions contemplated thereby or certain of the Company’s representations and warranties relating to its contracts with the U.S. government (in each case disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect) shall not be true and correct in all material respects, in each case at and as of the date of the Merger Agreement and at and as of the expiration of the Tender Offer as though made at and as of the expiration date of the Tender Offer (except to the extent expressly made as of an earlier date, in which case as of such date), or (iii) any of the other representations and warranties of the Company set forth in the Merger Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect) shall not be true and correct in each case at and as of the date of the Agreement and at and as of the expiration date of the Tender Offer as though made at and as of the expiration date of the Tender Offer (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

•	the Company shall not have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the expiration date of the Tender Offer, and such failure to perform shall not have been cured prior to the expiration date of the Tender Offer;

•	the Company shall not have at least $60,000,000 (net of any indebtedness incurred pursuant to a provision of the operating covenant related to indebtedness in the Merger Agreement) (the “Minimum Cash Amount”) of cash and cash equivalents that (i) is in the United States or (ii) outside the United States (less, in the case of this clause (ii), any penalty or imposition of any net tax cost (taking into account, without limitation, any tax credits that may reduce such net tax cost) resulting from the extractions of such cash from a subsidiary) to the extent it may be extracted from such non-U.S. jurisdiction without legal restriction, including minimum capitalization requirements of any jurisdiction; provided that the Minimum Cash Amount shall be decreased dollar for dollar by (x) the amount of any cash paid in settlement, penalty or fine in connection with an action relating to Restatement and Related Matters to the extent any such payment did not contravene a provision in the operating covenant restricting settlements in the Merger Agreement (including, without limitation, any such payment made with the prior written consent of Parent) and (y) the amount of any transaction-related fees and expenses actually paid (to the extent such amount added to the amount of any such fees and expenses not yet paid does not exceed a specified amount);

•	The unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its consolidated subsidiaries for and as at the fiscal year ended December 31, 2006 and the fiscal quarters ended March 31, June 30, September 30 and December 31, 2006 with such footnotes as would ordinarily be required for unaudited financial statements of such type prepared consistent with generally accepted accounting principles (i) shall not have been delivered at least five business days prior to the expiration of the Tender Offer or (ii) shall indicate that the financial position, results of operations or cash flows of the Company and its consolidated subsidiaries is materially different from the preliminary financial statements previously provided to Parent (described above, under Item 8(d)) and such differences are material and adverse to the Company and its subsidiaries, taken as a whole;

•	Parent shall not have received a certificate, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company (solely in his or her capacity as an officer of the Company without personal liability), to the effect that the conditions set forth in the four paragraphs immediately preceding this paragraph have been satisfied as of the expiration date of the Tender Offer; or

•	The Merger Agreement shall have been terminated by the Company, Offeror or Parent in accordance with its terms.

The foregoing conditions are for the benefit of Parent and Offeror and may, solely to the extent permitted by the Merger Agreement, be waived by Parent and the Offeror, in whole or in part at any time and from time to time; provided, that the Minimum Condition can only be waived with the prior written consent of the Company. The failure by Parent and the Offeror at any time to exercise any of the foregoing rights is not a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The foregoing summary of the conditions to the Tender Offer is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(1)	Letter, dated March 12, 2007, to SafeNet, Inc. shareholders*
(a)(2)
Press release issued by SafeNet on March 5, 2007 (incorporated by reference to the Company’s preliminary communications filed under cover of Schedule 14D-9 with the Securities and Exchange Commission on March 5, 2007)

(a)(3)
Offer to Purchase, dated March 12, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 12, 2007)

(a)(4)
Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 12, 2007)

(a)(5)	Opinion of Merrill Lynch & Co., dated March 5, 2007 (included as Annex I to this Statement)*
(a)(6)	Opinion of Credit Suisse Securities (USA) LLC, dated March 4, 2007 (included as Annex II to this Statement)*
(a)(7)
Complaint filed in the Court of Chancery of the State of Delaware captioned Globis Capital Partners, L.P. vs. SafeNet Inc. et al., case No. 2772-N, filed on March 7, 2007 (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 12, 2007)

(a)(8)
Complaint filed in the Circuit Court for Harford County, Maryland, captioned Joseph Caterello vs. Walter W. Straub et al., case No. 12-C-07-708, filed on March 8, 2007 (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 12, 2007)

(a)(9)
Complaint filed in the Court of Chancery of the State of Delaware captioned Plymouth County Retirement Systems vs. SafeNet Inc. et al., case No. 2782-N, filed on March 9, 2007 (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 12, 2007)

(e)(1)
Agreement and Plan of Merger, dated as of March 5, 2007, by and among Vector Stealth Holdings II, L.L.C., Stealth Acquisition Corp. and SafeNet, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 12, 2007)

(e)(2)
Form of Limited Guarantee entered into by an affiliate of Vector Capital Partners III, L.L.C. and an affiliate of Ziff Asset Management, L.P., dated March 5, 2007 (incorporated by reference to Exhibit (b)(2) to the Schedule TO of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 12, 2007)

(e)(3)
Form of Limited Guarantee of the Investors other than Vector Capital Partners III, L.L.C. and an affiliate of Ziff Asset Management, L.P., dated March 5, 2007 (incorporated by reference to Exhibit (b)(3) to the Schedule TO of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 12, 2007)

(e)(4)
Mutual Non-Disclosure Agreement, dated as of September 28, 2006, among SafeNet, Inc. and Vector Capital Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 12, 2007)

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

SAFENET, INC.

By	/s/ Walter W. Straub
Name: Walter W. Straub
Title: Chairman and Interim Chief Executive Officer

Dated: March 12, 2007

Annex I

March 5, 2007

Board of Directors
SafeNet, Inc.
4690 Millennium Drive
Belcamp, MD 21017

Members of the Board of Directors:

SafeNet, Inc. (the “Company”), Vector Stealth Holdings II, L.L.C. (the “Acquiror”) and Stealth Acquisition Corp., a newly formed, wholly owned subsidiary of the Acquiror (the “Acquisition Sub”), propose to enter into an Agreement and Plan of Merger dated as of March 5, 2007 (the “Agreement”) pursuant to which (i) Acquisition Sub would commence a tender offer (the “Tender Offer”) for all outstanding shares of the Company’s common stock, par value $.01 per share (the “Company Shares”), for $28.75 per share, net to the seller in cash (the “Consideration”), (ii) Acquisition Sub will have an option (the “Option”) to acquire newly issued Common Shares from the Company in circumstances set forth in the Agreement, and (iii) Acquisition Sub would be merged with the Company in a merger (the “Merger”), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenter’s rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer, any exercise of the Option and the Merger, taken together, are referred to as the “Transaction”.

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than the Acquiror and its affiliates.

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including the estimated costs associated with the Restatement and Related Matters, as defined in the Agreement. We note that such financial information has not been adjusted for the Restatement and Related Matters;

(3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above as well as the Restatement and Related Matters;

(4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of the Company, which have not been adjusted for the Restatement and Related Matters, and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors, as well as discussions and negotiations with other potential acquirors and their representatives;

(8) Reviewed the final Agreement; equity commitment letters dated March 5, 2007, to Acquiror and Acquisition Sub from 11 equity investors; standby equity commitment letters dated March 5, 2007 to Acquiror and Acquisition Sub from Vector Capital III L.P. and ZAM Holdings, L.P.; Limited Guarantees dated March 5, 2007 in favor of SafeNet from each of 11 equity investors; and a Senior Secured Financing Commitment letter dated March 5, 2007 from Deutsche Bank Trust Company Americas, Citigroup Global Markets, Inc., Deutsche Bank Securities Inc. to Acquiror and Acquisition Sub.; and

(9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions and the impact of the Restatement and Related Matters.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

In connection with the preparation of this opinion, we have with the consent of the Company actively solicited third-party indications of interest for the acquisition of the Company.

With the Company’s consent, we or one or more of our affiliates have delivered a commitment letter to the Acquiror relating to the financing necessary to complete the Transaction and we plan, upon the request of the Acquiror, to further provide or assist the Acquiror in obtaining such financing, for which services we would expect to receive additional compensation from the Acquiror or its affiliates.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and an affiliate of the Acquiror and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares, as well as securities of affiliates of private investment firms whose affiliates are security holders of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer and how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than the Acquiror and its affiliates.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER &
            SMITH INCORPORATED

Annex II
[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]
March 4, 2007
Board of Directors
SafeNet, Inc.
4690 Millennium Drive
Belcamp, Maryland 21017
Members of the Board:
You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share (“SafeNet Common Stock”), of SafeNet, Inc. (“SafeNet”), other than the Offerors (as defined below) and their respective affiliates, of the Consideration (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger (the “Agreement”) to be entered into among Vector Stealth Holdings II, L.L.C., (“Vector Holdings”), an entity controlled by Vector Capital Corporation (“Vector”), Stealth Acquisition Corp., a wholly owned subsidiary of Vector Holdings (“Merger Sub” and, together with Vector and Vector Holdings, the “Offerors”), and SafeNet. As more fully described in the Agreement or as otherwise described to us by representatives of SafeNet, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of SafeNet Common Stock at a purchase price of $28.75 per share in cash (the “Consideration”), and (ii) subsequent to such Tender Offer, Merger Sub will be merged with and into SafeNet (the “Merger” and, together with the Tender Offer, the “Transaction”) pursuant to which SafeNet will become a wholly owned subsidiary of Vector Holdings and each outstanding share of SafeNet Common Stock not acquired in the Tender Offer will be converted into the right to receive the Consideration.
In arriving at our opinion, we have reviewed a draft dated March 3, 2007 of the Agreement as well as certain publicly available business and financial information relating to SafeNet. We also have reviewed certain other information relating to SafeNet, including financial forecasts, provided to or discussed with us by SafeNet, and have met with the management of SafeNet to discuss the business and prospects of SafeNet. We also have considered certain financial and stock market data of SafeNet, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of SafeNet, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.
In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for SafeNet that we have reviewed and have been directed to utilize for purposes of our analyses, the management of SafeNet has advised us, and we have assumed, with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SafeNet as to the future financial performance of SafeNet. We also have assumed, with your consent,

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Board of Directors
SafeNet, Inc.
March 4, 2007

that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on SafeNet or the Transaction and that the Transaction will be consummated in accordance with the terms of the Agreement reviewed by us without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of SafeNet have advised us, and we further have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all respects material to our analyses. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SafeNet, nor have we been furnished with any such evaluations or appraisals. With respect to the accounting restatement planned to be made by SafeNet pertaining to SafeNet’s historical stock option granting and revenue recognition practices, we have assumed, with your consent and without independent verification, that any such accounting restatement will not impact our financial analyses in any manner adverse to our opinion. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to the holders of SafeNet Common Stock of the Consideration and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of SafeNet, nor were we requested to, and we did not, participate in the negotiation or structuring of the Transaction. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to SafeNet, nor does it address the underlying business decision of SafeNet to proceed with the Transaction.
We were engaged solely to render an opinion in connection with the Transaction and will receive a fee for such services upon rendering this opinion. In addition, SafeNet has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to SafeNet, Vector, certain affiliates of Vector and certain other entities that may be involved in the Transaction, for which services we and our affiliates have received, and expect to receive, compensation. In addition, we and certain of our affiliates and certain of our and their respective employees and certain private investment funds affiliated or associated with us have invested in Vector and certain of its affiliates and may have investments in certain other entities that may be involved in the Transaction. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of SafeNet, Vector, Vector Holdings and their respective affiliates and any other entities that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

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Board of Directors
SafeNet, Inc.
March 4, 2007

It is understood that this letter is for the information of the Board of Directors of SafeNet in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of SafeNet Common Stock in the Tender Offer or how such stockholder should vote or act with respect to any matters relating to the Transaction.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of SafeNet Common Stock (other than the Offerors and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC

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